SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.             )*

NUTRA PHARMA CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

6706OU208

(CUSIP Number)

David Wittlinger

Lake Shore Advisors, LLC

229 Shore Drive
East Lake, OH 44095

(440) 953-8361

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 6706OU208
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lake Shore Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Bank Account Wire
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ohio
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 187,500,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 187,500,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,500,000
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.04%
14.	Type of Reporting Person (See Instructions) CO

Item 1.     Security and Issuer

This statement relates to the common stock, $0.0001 par value of the Issuer, Nutra Pharma Corp. (“Nutra Pharma” or “the Issuer”). The principal executive offices of the Issuer are presently located at 12538 Atlantic Blvd., Coral Springs, Florida 33071

Item 2.     Identity and Background

(a)

This statement is filed by Lake Shore Advisors, LLC.

(b)

Business Address:

229 Shore Drive
East Lake, OH 44095

(c)

The principal business of Lake Shore Advisors, LLC is business consulting and development.

(d)

During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person (a) has not been convicted in a criminal proceeding or (b) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)

Citizenship: United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration

Bank Wire

Item 4.     Purpose of Transaction

The purpose of the May 22, 2018 transaction was debt settlement.

Item 5.     Interest in Securities of the Issuer

As of June 5, 2018, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6.     Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2018

Lake Shore Advisors, LLC

By:	/s/ David Wittlinger
Name:	David Wittlinger
Title:	President